SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

(PUBLICLY-HELD CORPORATION)

NATIONAL CORPORATE TAXPAYERS REGISTER OF THE MINISTRY OF

FINANCE “CNPJ/MF” No. 02.570.688/0001-70

NIRE 5.330.000.581-8

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

Held on July 31, 2009, at 11:00 a.m.

(Prepared in a summarized manner, according to paragraph 1 of article 130 of Law No 6404/76)

1. Date, time and place:

On July 31, 2009, at 11:00 a.m. at the principal place of business of Brasil Telecom Participações S.A. (“Company”), in the City of Brasília, Federal District, at SIA SUL, Lot D, Block B.

2. Agenda:

2.1) To examine, discuss and decide about the Protocol and Justification of Merger of Copart 1 Participações S.A., a company with principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos No. 425, 5th floor (part), district of Leblon, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 09.338.797/0001-06 (“Copart 1”), with the Company (“Protocol and Justification”);

2.2) to ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with its principal place of business at Rua São José, 90 – group 1,802, in the City and State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register under CNPJ No. 27.281.922/0001-70 (“Apsis”), as the company in charge of the preparation of the valuation report, at book value, of the net equity of Copart 1 to be merged into the Company’s equity (“Equity Report”), as well as of the net equity valuation report of Copart 1 and of the Company, at market values, in compliance with the provisions of article 264 of Law No. 6404/76 (“Valuation Report of Net Equity at Market Value”);

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom Participações S.A.,

held on July 31, 2009, at 2:30 p.m.

2.3) To examine, to discuss and to decide about the Net Equity and about the Valuation Report of Net Equity at Market Value prepared by Apsis;

2.4) To decide about the proposal of merger of Copart 1 with the Company, pursuant to articles 224, 225 and 277 of Law No. 6404/76, and pursuant to the terms and conditions set forth in the Protocol and Justification (“Merger”).

3. Call Notice: Call notice published in the Federal Official Gazette, section 3, in the issues of July 16, 2009 (page 134), July 17, 2009 (page 135) and July 20, 2009 (page 153), in the periodical “Valor Econômico – Edição Nacional,” in the issues of July 16, 2009 (page B6), July 17, 18 and 19, 2009 (page B2) and July 20, 2009 (page C7), and in “Correio Braziliense,” in the issues of July 16, 2009 (“Cidades” section, page 34, July 17, 2009 (“Cidades” section, page 22) and July 20, 2009 (“Cidades” Section, page 22), as per article 133, of Law No. 6404/76.

4. Attendance: Shareholders representing more than ninety point eighty-seven percent (90.87%) of the Company’s voting capital and thirty-three point thirty-three percent (33.33%) of the preferred shares with no voting rights, as per records and signatures contained in the Shareholders Register of Attendance, were present. And Messrs. Allan Kardec de Melo Ferreira, member of the Audit Committee, Antonio Luiz Feijó Nicolau and Luiz Paulo César Silveira, representatives of Apsis Consultoria Empresarial Ltda., and Messrs. Marco A. Brandão Simurro and Joanne Yo Han Sung, representatives of Deloitte Touche Tohmatsu Auditores Independentes also attended.

5. Presiding Officers: Having verified the legal quorum and pursuant to the provisions of article 16 of the Company’s bylaws, the Meeting was opened by Ms. Maria Gabriela Campos da Silva Menezes Côrtes, as attorney-in-fact bestowed with specific powers for such purpose, for which Ms. Maria Gabriela has been designated to assume the chairmanship and invited Mr. Rafael Padilha Calábria to act as secretary.

6. Resolutions: By proposal of the Chairperson, the shareholders present unanimously decided to draw up these minutes referring to this Extraordinary Shareholders Meeting in a summarized manner, as well as to publish it omitting the signatures of the shareholders present, pursuant to article 130 of Law No. 6404/76. The reading of the matters contained in the agenda of this Meeting was dispensed with unanimously.

6.1. With respect to item 1 of the agenda, the shareholders present unanimously decided to approve the terms and conditions of the “Protocol and Justification of the Mergers of Invitel S.A. into Solpart Participações S.A., of Solpart Participações S.A. into Copart 1 Participações S.A., and of Copart 1 Participações S.A. into Brasil Telecom Participações S.A.” and of the “1st Amendment to the Protocol and Justification of Mergers of Invitel S.A. into Solpart

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom Participações S.A.,

held on July 31, 2009, at 2:30 p.m.

Participações S.A., of Solpart Participações S.A. into Copart 1 Participações S.A., and of Copart 1 Participações S.A. into Brasil Telecom Participações S.A.”, executed by the managements of Copart 1 and of the Company, which provide for a share exchange ratio of 0.0109674283 common shares and 0.00691600894 preferred shares issued by the Company for each common share issued by Copart 1 (exhibits 01 and 02) (“Protocol and Justification”), and all its exhibits.

6.2. With respect to item 2 of the agenda, the shareholders present unanimously decided to ratify and approve the hiring of Apsis as appraiser in charge of the preparation of the valuation report, at book value, of the net equity of Copart 1 to be merged into the Company’s assets, as well as the valuation report of the net equity of Copart 1 and of the Company, at market values, in compliance with the provisions of article 264 of Law No. 6404/76, attached as exhibits to the Protocol and Justification.

6.3. With respect to item 3 of the agenda, the shareholders present unanimously approved the valuation report, at book value, of the equity of Copart 1 to be merged into the Company’s assets, and the valuation report of the net equity of Copart 1 and of the Company, at market values, prepared in compliance with article 264 of Law No. 6404/76.

6.4. As regards item 4 of the agenda, the shareholders present unanimously decided to approve the merger of Copart 1 with the Company pursuant to the Protocol and Justification.

6.5. To declare that the Merger shall not result in any increase of the Company’s capital stock or in any change of the number of shares into which the Company’s capital stock is divided, as set forth in the Protocol and Justification, provided that the net equity of Copart 1 shall be wholly allocated to the Company’s capital reserve account. The merger shall also not result in any change of the Company’s Bylaws.

6.6. To authorize the Company’s officers to perform all the acts that may be required for formalizing the merger with any public authorities and third parties in general.

7. Closing:

There being no further business to be transacted, the Meeting was closed and these Minutes were drawn up and approved by the shareholders representing the necessary quorum for approval of the resolutions made above. Signatures: Maria Gabriela Campos da Silva Menezes Côrtes, Chairman; Rafael Padilha Calábria, Secretary; Shareholders present: SOLPART PARTICIPAÇÕES S.A. and COPART 1 PARTICIPAÇÕES S/A (represented by Ms. Maria Gabriela Campos da Silva Menezes Côrtes); HSBC INTERNATIONAL SELECT FUND, BELL ATLANTIC MASTER TRUST, CANADA PENSION PLAN INVESTMENT BOARD, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom Participações S.A.,

held on July 31, 2009, at 2:30 p.m.

INVESTMENT TRUST FOR EMPLOYEE BENEF, EATON VANCE STRUCTURED EMERGING MARKETS FUND, GMO MEAN REVERSON FUND (ONSHORE), A SERIES OF GMO MASTER P, GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, STATE OF CONNECTICUT RET PLANS AND TRT FUN, TAX-EFFICIENT STRUCTURED EMERGING (or EATON VANCE TAX-MANAGED EMERGING MARKETS FUND), THE MASTER T B OF JAPAN LTD RE MTBC400035147, THE MONETARY AUTHORITY OF SINGAPORE (BT) and THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD (represented by Mr. George Washington Tenório Marcelino).

This document conforms with the original drawn up in the proper book.

Brasília, July 31, 2009

Rafael Padilha Calábria

Secretary

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom Participações S.A.,

held on July 31, 2009, at 2:30 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom Participações S.A.,

held on July 31, 2009, at 2:30 p.m.